Mail Stop 4561

October 10, 2006

Mr. Duane G. Debs
President and Chief Financial Officer
West Suburban Bancorp, Inc.
711 South Meyers Road
Lombard, Illinois 60148

> **Re:** **West Suburban Bancorp, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **File No. 000-17609**

Dear Mr. Debs:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Paul Cline
Senior Accountant